Exhibit 21

SUBSIDIARIES OF PETROS PHARMACEUTICALS, INC.

(as of December 31, 2021)

Company	Jurisdiction
Metuchen Pharmaceuticals LLC	Delaware
Neurotrope, Inc.	Nevada
Timm Medical Technologies, Inc.	Delaware
Pos-T-Vac, LLC	Delaware